SUB-ITEM 77E:  LEGAL PROCEEDINGS
Like many other mutual fund companies, in September 2003,
Federated Investors, Inc., the parent company of the
Federated funds' advisers and distributor
(collectively,
"Federated"), received detailed requests for information on shareholder trading activities in the
Federated funds "Funds") from the Securities and Exchange
Commission, the New York State Attorney General, and the
National Association of Securities Dealers.
Since that
time, Federated has received additional inquiries from regulatory authorities on these and related matters,
and more such inquiries may be received in the
 future. As
a result of these inquiries, Federated and the Funds have conducted an internal investigation of the matters raised, which revealed instances in which a few investors were
granted exceptions to Federated's internal procedures for limiting frequent transactions and that one of these investors made an additional investment in another Federated fund. The investigation has also identified inadequate procedures which permitted a limited number of investors
(including several employees) to engage in undetected frequent trading activities and/or the placement and acceptance of orders to purchase shares of fluctuating net asset value funds after the funds' closing times.
Federated has issued a series of press releases describing these matters in greater detail and emphasizing that it is committed to compensating the Funds for any detrimental impact these transactions may have had on them. In that regard, on February
3, 2004, Federated and the independent directors of the Funds announced the establishment by Federated of a restoration fund that is intended to cover any such detrimental impact.
The press releases and related communications are available in the "About Us" section of Federated's website www.federatedinvestors.com, and any future press releases on this subject will also be posted there.
Shortly after Federated's first public announcement concerning the foregoing matters, and notwithstanding
Federated's commitment to taking remedial actions,
 Federated
and various Funds were named as
defendants in several class action lawsuits now pending in the United States District Court for the District of Maryland seeking damages of unspecified amounts.
The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1, 1998. The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders. The board of the Funds has retained the law firm of Dickstein,
Shapiro Morin & Oshinsky LLP to represent the
Funds in these lawsuits. Federated and the Funds, and their respective counsel, are reviewing the allegations and will respond appropriately.
Additional
lawsuits based upon similar allegations have been filed, and others may be filed in the future.
Although we
do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, the ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased
Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.